EXHIBIT 12

West Bancorporation, Inc. and Subsidiary
Computation of Ratios of Earnings (Loss) to Fixed Charges and Preferred Dividends

	Nine Months Ended	Year Ended December 31
(dollars in thousands)	September 30, 2010	2009	2008	2007	2006	2005
Excluding Interest on Deposits:
Income (loss) before income taxes	$13,397	$(12,407)	$8,697	$26,414	$28,077	$28,806
Fixed charges:
Interest expense	4,556	7,088	9,910	13,672	9,170	9,101
1/3 of net rent expense	381	571	435	455	379	295
Total fixed charges	4,937	7,659	10,345	14,127	9,549	9,396
Preferred dividend requirement	1,350	1,800	—	—	—	—
Fixed charges and preferred dividends	$6,287	$9,459	$10,345	$14,127	$9,549	$9,396
Earnings (loss)	$18,334	$(4,748)	$19,042	$40,541	$37,626	$38,202
Ratio of earnings (loss) to fixed charges	3.71	(0.62)	1.84	2.87	3.94	4.07
Ratio of earnings (loss) to fixed charges
and preferred dividends	2.92	(0.50)	1.84	2.87	3.94	4.07

Including Interest on Deposits:
Income (loss) before income taxes	$13,397	$(12,407)	$8,697	$26,414	$28,077	$28,806
Fixed charges:
Interest expense	15,603	26,636	31,431	43,823	40,639	25,042
1/3 of net rent expense	381	571	435	455	379	295
Total fixed charges	15,984	27,207	31,866	44,278	41,018	25,337
Preferred dividend requirement	1,350	1,800	—	—	—	—
Fixed charges and preferred dividends	$17,334	$29,007	$31,866	$44,278	$41,018	$25,337
Earnings	$29,381	$14,800	$40,563	$70,692	$69,095	$54,143
Ratio of earnings to fixed charges	1.84	0.54	1.27	1.60	1.68	2.14
Ratio of earnings to fixed charges
and preferred dividends	1.69	0.51	1.27	1.60	1.68	2.14

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